NO ACT

PE
2-5-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008937

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-12-16

Re: Target Corporation
Incoming letter dated February 5, 2016

Dear Ms. Seidel:

This is in response to your letter dated February 5, 2016 concerning the shareholder proposal submitted to Target by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated February 5, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FaegreBD.com

FAEGRE BAKER DANIELS

USA · UK · CHINA

Amy C. Seidel
amy.seidel@FaegreBD.com
Direct +1 612 766 7769

Faegre Baker Daniels LLP
2200 Wells Fargo Center 90 South Seventh Street
Minneapolis Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

February 5, 2016

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of John Chevedden

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2016 Annual Meeting of Shareholders scheduled for June 8, 2016 (the "2016 Proxy Materials"), a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2016 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2016 Proxy Materials on or about April 25, 2016.

The Proposal

The Company received the Proposal on December 13, 2015. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal requests the Company's Board of Directors (the "Board") adopt a "proxy access" bylaw requiring the Company to include in its proxy materials prepared for a shareholder meeting at which directors are to be elected, the name and certain information of any person nominated for election to the Board pursuant to the procedures described in the Proposal. Further correspondence between the Company and the Proponent is attached hereto as Exhibit B.

Basis for Exclusion

The Company hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. On November 11, 2015, the Board amended and restated the Company's Bylaws to implement a proxy access bylaw which satisfies the Proposal's essential objective of providing investors a meaningful and useable proxy access right. The Company's Bylaws, as amended and restated effective November 11, 2015 (the "Bylaws"), and filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on November 12, 2015, are attached to this letter as Exhibit C.

Analysis

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(1) "Substantial Implementation" Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if it has already substantially implemented the proposal. The Commission stated in 1976, in discussing the predecessor to Rule 14a-8(i)(10), that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application of [the Rule] defeated its purpose." Exchange Act Release No. 34-20091 (Aug. 16, 1983). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n. 30 (May 21, 1998). Therefore, Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for a proposal to be excluded so long as a company's prior actions address the essential objective and underlying concerns of the proposal. *See, e.g., AGL Resources, Inc.* (Mar. 5, 2015); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29, 1999).

Applying this standard, the Staff has previously recognized that a determination of whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). A company's actions may "compare favorably" with a proposal despite not addressing the entirety of the actions requested by the proposal. *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion on substantial implementation grounds of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal that requested the company to confirm the legitimacy of *all* current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). The Staff has also permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal even though the company's actions in implementing the proposal add certain procedural limitations or restrictions not contemplated by the proposal. *See General Dynamic Corp.* (Feb. 6, 2009) (permitting exclusion on substantial implementation grounds of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion on substantial implementation grounds of a proposal requesting the board to permit shareowners to call special meetings unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting the company to confirm the legitimacy of all current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce).

The Bylaws Substantially Implement the Proposal.

The Proposal's essential objective is that the Company adopt a proxy access right. As noted above, prior to the Company's receipt of the Proposal, the Board had already amended the Bylaws to implement a meaningful and useable proxy access right. Consistent with the Supporting Statement's focus on enhancing shareholder value by providing a proxy access right, prior to adopting the proxy access right in the Bylaws, the Company engaged with its shareholders, both large and small, to understand their perspectives and viewpoints on proxy access, while also giving consideration to the views of industry groups and proxy advisory firms. The Board took this feedback into account in adopting a meaningful and useable proxy access provision containing features that are widely accepted by the investor community and the proxy advisory firms.

The Bylaws address each element of the Proposal in the manner described in the following chart. In addition, the Bylaws address procedural issues which are consistent with the Proposal's essential objective and underlying concerns.

Ownership Threshold and Holding Period

The Proposal:	**Bylaws:**
The Nominator must "have beneficially owned 3% or more of the Company outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination."	Section 2.10(c) provides: "In order to make a nomination pursuant to this Section 2.10, an Eligible Shareholder must have owned . . . at least 3% of [the Company's] outstanding common stock (the "Required Shares") continuously for at least three years."

Stock Loaned by Shareowner Expressly Included as "Owned"

The Proposal:	**Bylaws:**
Beneficial ownership of the Company's outstanding common stock includes "recallable loaned stock."	Section 2.10(c) provides: "A person's ownership of shares shall be deemed to continue during any period in which . . . the shareholder has loaned such shares, provided that the person has the power to recall such loaned shared on 3 business days' notice."

Written Notice of Nominating Shareowner

The Proposal:	**Bylaws:**
Requires the Nominator to "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares."	Section 2.10(f) sets forth the requirements for a Notice of Proxy Access Nomination, which must include, among other things, proof of ownership of the requisite number of shares of Company common stock for the required holding period and the written consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected. Section 2.10(g) sets forth additional information that may be required relating to, among other things, SEC and securities exchange rules, as well as independence.

Nominating Shareowner Certifications

The Proposal:
The Nominator must "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out the Nominator's communications with the Company shareholders …; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

Bylaws:
Section 2.10(f)(v)(A), Section 2.10(f)(iv)(F), and 12(f)(iv)(B), respectively, require that any Shareholder Nominee provide certifications similar to those in the Proposal.

Aggregation of Ownership

The Proposal:
Requires that proxy access be made available for "any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below."

Bylaws:
Section 2.10(a) provides:
"[The Company] shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the Board by a shareholder or group of no more than 20 shareholders that satisfies the requirements of this Section 2.10 (the "Eligible Shareholder)."

Section 2.10(d)(i)(A) provides:
"Whenever the Eligible Shareholder consists of a group of shareholders: . . . a group of funds under common management and control shall be treated as one shareholder."

Number of Nominees

The Proposal:	Bylaws:
"The number of shareholder-nominated candidates appearing in the proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."	Section 2.10(b) provides: "The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in [the Company's] proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) two or (ii) 20% of the number of Directors in office."

Supporting Statement

The Proposal:	Bylaws:
"The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee."	Section 2.10(h) provides: "The Eligible Shareholder may, at its option, provide to the Secretary of [the Company], at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the Shareholder Nominee(s)' candidacy (a "Supporting Statement")."

Priority Given to Multiple Nominations

The Proposal:	Bylaws:
Requests that the Board adopt procedures regarding the priority to be given to multiple nominations exceeding the one-quarter limit.	Section 2.10(b) implements this provision by providing procedures to prioritize nominations if the number of nominees exceeds the maximum number of Shareholder Nominees appearing the Company's proxy materials.

The Bylaws Address the Essential Objective of the Proposal, Despite Having Three Primary Distinctions.

The Company's Bylaws satisfy the essential objective of the Proposal despite the following three primary distinctions between the Company's Bylaws and the Proposal: (i) the numerical limit on the number of group members who may aggregate their shares to meet the ownership threshold; (ii) the number of candidates that may be nominated; and (iii) additional qualifications imposed on the shareholder nominee "that do not apply to other board nominees." First, the Staff has already found that a similar proposal was substantially implemented when the proposal included no group limitation and the company proxy access bylaws imposed 20-person limit on the size of a group. *See General Electric Company* (Mar. 3, 2015), discussed below.

Second, the Bylaws substantially implement the Proposal, despite having different limits on the maximum number of candidates shareholders may nominate. The Bylaws allow shareholders to nominate "the greater of (i) two or (ii) 20% of the number of Directors in office." The Proposal limits the number of shareholder nominees to "one quarter of the directors then serving or two, whichever is greater." The Bylaws' 20% limit substantially implements the Proposal because it generally produces the same practical result in each year except when the board size was 12, 13, or 14, which only occurred at one of the Company's last five annual meetings.

Finally, the Bylaws' additional qualifications for director nominees do not impose meaningful restrictions on the shareholder nominees that are not also imposed on the Company's nominees. The proxy access bylaw requires that shareholder nominees: (i) be independent according to the applicable listing standards, (ii) not be subject to pending criminal proceedings, (iii) not have been convicted of a crime, and (iv) not be directors or officers of competitors. The Bylaws do not explicitly impose these same qualifications on other Board nominees, but the Company's director candidates undergo extensive evaluation by the Board's Nominating and Governance Committee. Candidates who do not meet the same general requirements as those imposed on shareholder nominees will generally be disqualified through this evaluation process (except in the case of an employee director who would not be independent). Shareholder nominees are not subject to the same evaluation process, and, therefore, the qualifications required in the Bylaws ensure that the candidates nominated through the proxy access process meet the same general qualifications as those candidates vetted by the Nominating and Governance Committee.

The practical effect of these three distinctions between the Bylaws and the Proposal is negligible. Therefore, these distinctions do not prohibit the Staff from finding the Bylaws substantially implement the Proposal.

Exclusion of the Proposal Under Rule 14a-8(i)(10) is Supported by Recent Precedent.

The Staff recently permitted the exclusion of a shareowner proposal requesting a board to adopt a proxy access bylaw on substantial implementation grounds where a similar, but not identical, proxy access bylaw had been adopted by that company's board of directors. In *General Electric Company* (Mar. 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that General Electric Company's ("GE") board adopt a bylaw permitting a shareowner or group of shareowners that collectively owned three percent or more of GE's outstanding stock continuously for at least three years to nominate director candidates, representing up to 20% of GE's board, in GE's proxy materials. Subsequent to the receipt of this shareowner proposal, GE's board adopted amendments to its bylaws implementing a meaningful proxy access right. GE's proxy access bylaw provided that a shareowner or a group of up to 20 shareholders who owned 3% or more of GE's common stock continuously for at least three years would have the right to include in GE's proxy statement and on GE's proxy card shareholder-nominated director candidates representing not more than 20% of the board. Significantly, the proxy access provision adopted by GE included a group limit of 20 shareowners, while the shareowner proposal submitted to GE did not address limitations on the size of any nominating group. The Staff agreed that GE had substantially implemented the proxy access proposal under Rule 14a-8(i)(10), notwithstanding these differences, noting that GE's proxy access bylaw addressed the essential objective of that proxy access proposal.

As in the GE no-action letter and the other precedents cited above, a company is not required to implement a shareowner proposal exactly as proposed as long as the company has satisfied its essential objectives. When the Bylaws are compared against the Proposal, it is clear that the Company has substantially implemented the Proposal by adopting a meaningful and useable proxy access right. The few differences between the Bylaws and the Proposal should not require that the Company's shareholders be forced to consider a matter that "has already been favorably acted on by management."

It also is important to note that the Proposal does not express the Proponent's view on any particular feature of the proxy access provisions in the Bylaws. In fact, the Proponent neither acknowledges that the Company has already adopted a proxy access bylaw nor does he express an objection to any specific element of the Bylaws. If the Proponent had an objection to a specific feature of the Bylaws, he could have submitted a proposal to that effect. Instead, the Proposal asks for a proxy access right that allows shareholders to vote on shareholder nominees on the Company's proxy card, which the Company has already adopted. Accordingly, based on the foregoing analysis and the precedents described above, the Company is of the view that the Proposal has already been substantially implemented and, therefore, is excludable under Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE BAKER DANIELS LLP



Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Target Corporation

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

US.104514001.05

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation (TGT)
1000 Nicollet Mall
Minneapolis, MN 55403
PH: 612-304-6073
FX: 612-761-5555

Dear Mr. Baer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Andrew Neuharth <Andrew.Neuharth@target.com>
Senior Corporate Counsel
PH: 612-696-2843
FX: 612-696-6909 (per 1-9-15 email)
FX: 612-696-2018)

[TGT – Rule 14a-8 Proposal, December 13, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Personal Investing P.O. Box 770001
Covington, KY 45277-0045



TGT
Post-it® Fax Note 7671

To Andrew Neuharth	Date 12-16-15	# of pages ▶
Co./Dept.	From John Chevedden	
Phone # ***	Co.	
Fax # 612-696-2018	Phone # FISMA & OMB Memorandum M-07-	
	Fax #	

December 14, 2015

John R. Chevedden
Via facsimile to: FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Comcast Corporation (CUSIP: 20030N101, trading symbol: CMCSA), no fewer than 50 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD), no fewer than 50 shares of Verisign, Inc. (CUSIP: 92343E102, trading symbol: VRSN), no fewer than 100 shares of Quest Diagnostics, Inc. (CUSIP: 74834L100, trading symbol: DGX), no fewer than 50 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP), no fewer than 50 shares of Stericycle, Inc. (CUSIP: 858912108, trading symbol: SRCL) and no fewer than 50 shares of Target Corp. (CUSIP: 87612E106, trading symbol: TGT) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

EXHIBIT B

From: Andrew.Neuharth <Andrew.Neuharth@target.com>
Sent: Friday, January 29, 2016 11:57 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (TGT)

Mr. Chevedden,

Thank you for your follow-up question. I would be happy to have a conversation with you if you would like, but I'm not sure it is useful to continue trading multiple emails. Unless I hear from you that you would like to have a further discussion or that you agree to withdraw the proposal, I am planning to proceed with filing a no-action letter.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 **(ph)**

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 27, 2016 11:41 PM
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Subject: Proxy Access (TGT)

Mr. Neuharth,
Would there be any materially greater burden on the company to process a group of 20 vs. a group of 50 or 100.
John Chevedden

From: Andrew.Neuharth <Andrew.Neuharth@target.com>
Sent: Wednesday, January 27, 2016 2:44 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (TGT)

Mr. Chevedden,

I am checking in with you to see if you have given further consideration to our request that you withdraw your proposal in light of our adoption of proxy access in November 2015 and the additional information we provided. Our no-action deadline is February 5, 2016 and we will likely need to begin preparing the no-action letter soon. It would be great if you would be willing to withdraw the proposal to save time and expense for all involved, given that our existing proxy access bylaw compares favorably with your proposal.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 **(ph)**

From: Andrew.Neuharth
Sent: Thursday, January 21, 2016 10:47 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (TGT)

Mr. Chevedden,

Thank you for the follow-up question. At the time of adoption in November 2015 we confirmed that any combination of 20 of our top 75 shareholders could form a group that met the 3% ownership requirement. We did not separately confirm the 3 years of continuous ownership for each of those top 75 holders. However, we have seen a high degree of stability among our top holders, so it is likely they can meet that requirement.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 **(ph)**

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 20, 2016 10:36 PM
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Subject: Proxy Access (TGT)

Mr. Neuharth,
Thank you for the additional information. Do you have any information that it would feasible to form a group – from only 20 Target shareholders with 3-years of continuous stock holdings – to make use of proxy access.
Sincerely,
John Chevedden

Falck, Dorothy J.

From: Andrew.Neuharth <Andrew.Neuharth@target.com>
Sent: Wednesday, January 20, 2016 4:48 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Proxy Access (TGT)

Mr. Chevedden,

I look forward to hearing from you. Here are the responses to your questions:

- Ownership percentage needed - 3%
- Years of continuous ownership needed – 3 years
- The least number of directors that can be nominated in a year – greater of 2 directors or 20%
- Max. number of members for the Nominations Group – 20 (group funds under common management and control are treated as one shareholder)
- Nomination Deadline – Not less than 120 days and not more than 150 days prior to the first anniversary of the date Target distributed its proxy statement to shareholders for the preceding year's annual meeting
- Loaned shares explicitly count as owned? – Yes, provided that the person has the power to recall such loaned shares on 3 business days' notice
- Shares need to be held after annual meeting? - No
- Third party compensation arrangements okay? – Cannot be party to any compensation arrangement in connection with being a Shareholder Nominee that has not been disclosed to Target. Cannot be party to any compensation arrangement in connection with being a director of Target other than with Target.
- Proxy access available if another nomination made under advance notice provision? - No
- A minimum % vote needed in order for candidate to be nominated again the next year? - 25%

Please contact me with any questions or comments.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 **(ph)**



From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 19, 2016 8:36 PM
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Subject: Proxy Access (TGT)

Mr. Neuharth,
Thank you for the update on proxy access.

To accelerate discussion can you forward one-line responses on these items:
Ownership percentage needed
Years of continuous ownership needed

The least number of directors that can be nominated in a year
Max. number of members for the Nominations Group
Nomination Deadline
Loaned shares explicitly count as owned?
Shares need to be held after annual meeting?
Third party compensation arrangements okay?
Proxy access available if another nomination made under advance notice provision?
A minimum % vote needed in order for candidate to be nominated again the next year?

Sincerely,
John Chevedden

From: Andrew.Neuharth <Andrew.Neuharth@target.com>
Sent: Tuesday, January 19, 2016 2:00 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (TGT)``

Mr. Chevedden,

We have reviewed your proposal that the Target Board of Directors adopt a "proxy access" bylaw. We believe that we have adopted meaningful proxy access bylaw that compares favorably with your proposal. Our proxy access bylaw, which was adopted November 11, 2015, can be found on EDGAR here at Section 2.10 of our bylaws: https://www.sec.gov/Archives/edgar/data/27419/000110465915078120/a15-22805_1ex3da.htm. In the process of adopting the proxy access bylaw we engaged shareowners, both large and small, to understand their perspectives and viewpoints on proxy access, while also giving consideration to the views of industry groups and proxy advisory firms.

We are planning to submit a no-action request, but I wanted to extend an opportunity for you to withdraw the proposal to save time and expense for all involved, given that our existing proxy access bylaw compares favorably with your proposal.

Please contact me with any questions or comments.

Regards,

Andrew

Andrew J. Neuharth | Senior Corporate Counsel | Law Department | ⊙Target | 1000 Nicollet Mall, TPS-3155 | Minneapolis, MN 55403 | 612-696-2843 **(ph)**

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 13, 2015 11:24 AM
To: Andrew.Neuharth <Andrew.Neuharth@target.com>
Subject: Rule 14a-8 Proposal (TGT)``

Dear Mr. Neuharth,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, December 16, 2015 5:18 PM
To:	Andrew.Neuharth
Subject:	Rule 14a-8 Proposal (TGT) blb
Attachments:	CCE16122015_8.pdf

Dear Mr. Neuharth,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045



TGT
Post-it® Fax Note 7671 | Date 12-16-15 | # of pages ▶
To Andrew Neuharth | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-
Fax # 612-696-2018 | Fax #

December 14, 2015

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Comcast Corporation (CUSIP: 20030N101, trading symbol: CMCSA), no fewer than 50 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD), no fewer than 50 shares of Verisign, Inc. (CUSIP: 92343E102, trading symbol: VRSN), no fewer than 100 shares of Quest Diagnostics, Inc. (CUSIP: 74834L100, trading symbol: DGX), no fewer than 50 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP), no fewer than 50 shares of Stericycle, Inc. (CUSIP: 858912108, trading symbol: SRCL) and no fewer than 50 shares of Target Corp. (CUSIP: 87612E106, trading symbol: TGT) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, December 13, 2015 11:24 AM
To: Andrew.Neuharth
Subject: Rule 14a-8 Proposal (TGT)``
Attachments: CCE13122015_2.pdf

Dear Mr. Neuharth,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation (TGT)
1000 Nicollet Mall
Minneapolis, MN 55403
PH: 612-304-6073
FX: 612-761-5555

Dear Mr. Baer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Andrew Neuharth <Andrew.Neuharth@target.com>
Senior Corporate Counsel
PH: 612-696-2843
FX: 612-696-6909 (per 1-9-15 email)
FX: 612-696-2018)

[TGT – Rule 14a-8 Proposal, December 13, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule.*

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

BYLAWS

OF

TARGET CORPORATION

(As Amended Through November 11, 2015)

SHAREHOLDERS

Section 1.01. Place of Meetings and Annual Meeting

Meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place or places as the Board may from time to time designate. The regular annual meeting of the shareholders shall be held on such day each year as shall be designated by the Board, and at such time as the Board may from time to time designate, for the election of Directors and for the transaction of such other business as may lawfully come before such meeting.

Section 1.02. Shareholders' Special Meetings

Special meetings of the shareholders may be called for any purpose or purposes, at any time, by the Chief Executive Officer; by the Chief Financial Officer; by the Board or any two or more members thereof; or by one or more shareholders holding not less than 10% of the voting power of all shares of the corporation entitled to vote (except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, must be called by 25% or more of the voting power of all shares of the corporation entitled to vote), who shall demand such special meeting by written notice given to the Chief Executive Officer or the Chief Financial Officer specifying the purpose or purposes of such meeting.

Section 1.03. Meetings Held Upon Shareholder Demand

Within 30 days of receipt of a demand by the Chief Executive Officer or the Chief Financial Officer from any shareholder or shareholders entitled to call a meeting of the shareholders, it shall be the duty of the Board to cause a special or regular meeting of shareholders, as the case may be, to be duly called and held on notice no later than 90 days after receipt of such shareholder's or shareholders' demand. If the Board fails to cause such a meeting to be called and held as required by this Section, the shareholder or shareholders making the demand may call the meeting by giving notice as provided in Section 1.04 at the expense of the corporation.

Section 1.04. Notices of Meetings

Except as otherwise specified in Section 1.03 or required by law, written notice of the time and place of every meeting of shareholders, and in the case of a special meeting the purpose or purposes of the meeting, shall be given at least 10 days and not more than 60 days previous thereto, to each shareholder of record entitled to vote at the meeting. Notice may be given to a shareholder by means of electronic communication if the requirements of Minnesota Statutes Section 302A.436, Subdivision 5, as amended from time to time, are met. Notice to a shareholder is also effectively given if the notice is addressed to the shareholder or a group of shareholders in a manner permitted by the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provided that the corporation has first received the written or implied consent required by those rules and regulations. The business transacted at a special meeting of shareholders is limited to the purpose or purposes stated in the notice of the meeting.

Section 1.05. Quorum

A quorum at any meeting of shareholders shall consist of shareholders representing, either in person or by proxy, a majority of the outstanding shares of the corporation entitled to vote at such meeting, except as otherwise specially provided by law. If a quorum is not present at any such meeting, it may be adjourned from time to time until a quorum is present.

Section 1.06. Adjournments

Any meeting of the shareholders may be adjourned from time to time to another date, time and place. If any meeting of the shareholders is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment and the adjourned meeting is held not more than 120 days after the date fixed for the original meeting.

Section 1.07. Proposals Regarding Business Other Than Director Nominations

(a) The business transacted at any special meeting of shareholders is limited to the purpose or purposes stated in the notice of the meeting given pursuant to Section 1.04. The proposal of business (other than the nomination and election of Directors, which is subject to Sections 2.09 and 2.10) to be considered by the shareholders at an annual meeting of shareholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by or at the direction of the Board, or (iii) by any shareholder of the corporation who complies with this Section 1.07.

(b) For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be received by the Secretary not less than 90 days prior to the first anniversary of the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by a shareholder is timely only if so received not less than 90 days before the annual meeting or, if later, within 10 days after the first public announcement of the date of the annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting will not commence a new time period for the giving of a shareholder's notice as required above.

(c) A shareholder's notice to the corporation must set forth as to each matter the shareholder proposes to bring before an annual meeting:

(i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

(ii) any material interest in such business of the shareholder and of any beneficial owners on whose behalf the proposal is made;

(iii) the name and address of such shareholder, as they appear on the corporation's books, and of any such beneficial owner;

(iv) (A) the class or series (if any) and number of shares of the corporation that are beneficially owned by such shareholder or any such beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, whether or not such instrument or right is subject to settlement in the underlying class or series of capital stock of the corporation or otherwise (a "Derivative Instrument") owned beneficially by such shareholder or any such beneficial owner and any other opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder or any such beneficial owner has a right to vote any shares of the corporation, (D) any short interest of such shareholder or any such beneficial owner in any security of the corporation (for purposes of these Bylaws, a person shall be deemed to have a "short interest" in a security if such person has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the corporation owned beneficially by such shareholder or any such beneficial owner that are separated or separable from the underlying shares of the corporation, (F) any proportionate interest in shares of the corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder or any such beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such shareholder or any such beneficial owner is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such shareholder's or any such beneficial owner's immediate family sharing the same household (which information called for by this Section 1.07(c)(iv) shall be supplemented by such shareholder not later than 10 days after the record date for the meeting to update and disclose such information as of the record date); and

(v) a representation that the shareholder is a holder of record of shares entitled to vote at the meeting, will continue to be a holder of record of shares entitled to vote at the meeting through the date of the meeting, and intends to appear in person or by proxy at the meeting to make the proposal.

(d) The presiding officer at such meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the procedures described in this Section 1.07 and, if the presiding officer so determines, any such business not properly brought before the meeting shall not be transacted.

(e) Public announcement" means disclosure (i) when made in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service, (ii) when contained in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act, or (iii) when given as the notice of the meeting pursuant to Section 1.04.

(f) With respect to this Section 1.07, a shareholder must also comply with all applicable requirements of Minnesota law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.07.

(g) Notwithstanding anything to the contrary in this Section 1.07, this Section 1.07 does not apply to any shareholder proposal made pursuant to Rule 14a-8 promulgated under the Exchange Act. The requirements, procedures, and notice deadlines of Rule 14a-8 shall govern any proposal made pursuant thereto.

BOARD OF DIRECTORS

Section 2.01. Regular Meetings

Regular meetings of the Board may be established by the Board. They may be held without notice at the principal executive office of the corporation, or at such other place or places as the Board may from time to time designate.

Section 2.02. Special Meetings

Special meetings of the Board may be called at any time by any member of the Board, the Chief Executive Officer, or the Secretary of the corporation, to be held at the principal executive office of the corporation or at such other place or places as the Directors may from time to time designate. Notices of all special meetings of the Board shall be given to each Director by twenty-four hours' service of the same by letter, by telephone, by electronic communication or personally, provided that when notice is mailed, at least three days' notice shall be given.

Section 2.03. Quorum

A majority of the Directors currently holding office shall be necessary at all meetings to constitute a quorum for the transaction of business, except as otherwise provided herein, but a majority of the Directors present (although less than a quorum) may adjourn any meeting, which may be held on a subsequent date without further notice, provided that a quorum be present at such deferred meeting. If a quorum is present when a meeting is convened, the Directors present may continue to transact business until adjournment, even though the withdrawal of a number of Directors originally present leaves less than the number otherwise required for a quorum.

Section 2.04. Waiver of Notice; Previously Scheduled Meetings

(a) A Director may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a Director entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a Director at a meeting is a waiver of notice of that meeting, unless the Director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

(b) If the day or date, time and place of a Board meeting have been provided herein or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time and place at which the meeting will be reconvened.

Section 2.05. Action in Writing

Any action which may be taken at a meeting of the Board may be taken without a meeting if authorized by a writing or writings signed, or consented to by authenticated electronic communication, by all of the Directors, and such action shall be effective when signed or consented to by authenticated electronic communication by all of the Directors or at such other time as is set forth therein.

Section 2.06. Electronic Communications

Any action which may be taken at a meeting of the Board may be taken by means of conference telephone, or if authorized by the Board, by any other means of remote communication, by means of which all persons participating in the meeting can hear each other, with the same effect as though all such persons were present in person at such meeting. Participation in a meeting by any such means constitutes presence in person at the meeting.

Section 2.07. Absent Directors

A Director may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the Director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Director has consented or objected.

Section 2.08. Committees

(a) A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the corporation to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board, except as provided in paragraph (f) of this Section 2.08 or as otherwise provided by law.

(b) A committee shall consist of one or more natural persons, who need not be Directors, appointed by affirmative vote of a majority of the Directors present at a duly held Board meeting.

(c) Sections 2.01 through 2.07 apply to committees and members of committees to the same extent as those sections apply to the Board and Directors.

(d) Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any Director.

(e) Unless otherwise provided in the resolution of the Board establishing the committee, a committee may create one or more subcommittees, each consisting of one or more members of the committee, and may delegate to a subcommittee any or all of the authority of the committee. In these Bylaws, unless the language or context clearly indicates that a different meaning is intended, any reference to a committee is deemed to include a subcommittee, and any reference to a committee member is deemed to include a subcommittee member.

(f) The Board may establish a committee composed of one or more independent Directors or other independent persons to consider legal rights or remedies of the corporation and whether those rights and remedies should be pursued.

Section 2.09. Director Nominations

(a) Only persons who are nominated in accordance with the procedures set forth in this Section 2.09 or Section 2.10 are eligible for election as Directors at an annual meeting of shareholders, unless otherwise provided in the Articles of Incorporation.

Nominations of persons for election to the Board of Directors may be made at an annual meeting of shareholders (i) by or at the direction of the Board of Directors or (ii) by any shareholder entitled to vote for the election of Directors who complies with the procedures set forth in this Section 2.09 or Section 2.10.

(b) Nominations by shareholders, other than with respect to nominations by shareholders pursuant to Section 2.10, must be made pursuant to timely notice in writing to the Secretary of the corporation in accordance with this Section 2.09. To be timely, a shareholder's notice of nominations to be made at an annual meeting must be received by the Secretary not less than 90 days prior to the first anniversary of the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, notice by a shareholder is timely only if so received not less than 90 days before the annual meeting or, if later, within 10 days after the first public announcement of the date of the annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting will not commence a new time period for the giving of a shareholder's notice as described above.

(c) A shareholder's notice to the corporation of nominations for an annual meeting of shareholders must set forth:

(i) as to each person whom the shareholder proposes to nominate for election or re-election as a Director: (A) the person's name, (B) all information relating to the person that would be required to be disclosed in solicitations subject to Rule 14a-12(c) under the Exchange Act or that is required pursuant to any other provision of Regulation 14A or any other applicable regulation under the Exchange Act, and (C) the person's written consent to be named in the proxy statement as a nominee and to serve as a Director if elected; and

(ii) as to the shareholder giving the notice: (A) the name and address of such shareholder, as they appear on the corporation's books, and of any beneficial owners on whose behalf the nomination is made, (B) the information called for by Section 1.07(c)(iv) hereof with respect to such shareholder and any such beneficial owner, and (C) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote for the election of Directors, will continue to be a holder of record of shares entitled to vote for the election of Directors through the date of the meeting, and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice.

(d) The presiding officer at such meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed in this Section 2.09 and, if the presiding officer so determines, the defective nomination shall be disregarded.

(e) With respect to this Section 2.09, a shareholder must also comply with all applicable requirements of Minnesota law and the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.09.

Section 2.10. Proxy Access for Director Nominations

(a) Proxy Access Eligibility. Whenever the Board solicits proxies with respect to the election of Directors at an annual meeting of shareholders, subject to the provisions of this Section 2.10, the corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the Board by a shareholder or group of no more than 20 shareholders that satisfies the requirements of this Section 2.10 (the "Eligible Shareholder") and that expressly elects at the time of providing the notice required by this Section 2.10 (the "Notice of Proxy Access Nomination") to have such nominee included in the corporation's proxy materials pursuant to this Section 2.10. For purposes of this Section 2.10, the "Required Information" that the corporation will include in its proxy statement is (i) the information provided to the Secretary of the corporation concerning the Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the corporation's proxy statement pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) if the Eligible Shareholder so elects, a Supporting Statement (as defined below). The Required Information must be provided with the Notice of Proxy Access Nomination.

(b) Maximum Number of Shareholder Nominees. The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (i) two or (ii) 20% of the number of Directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 2.10 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20%. In the event that one or more vacancies for any reason occurs on the Board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the maximum number of Shareholder Nominees included in the corporation's proxy materials shall be calculated based on the number of Directors in office as so reduced. For purposes of determining when the maximum number of Shareholder Nominees provided for in this Section 2.10 has been reached, each of the following persons shall be counted as one of the Shareholder Nominees:

(i) any individual nominated by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 2.10 whose nomination is subsequently withdrawn,

(ii) any individual nominated by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this Section 2.10 whom the Board decides to nominate for election to the Board, and

(iii) any Director in office as of the Final Proxy Access Nomination Date who was included in the corporation's proxy materials as a Shareholder

Nominee for either of the two preceding annual meetings of Shareholders (including any individual counted as a Shareholder Nominee pursuant to the immediately preceding clause (ii)) and whom the Board decides to nominate for re-election to the Board.

Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the corporation's proxy materials pursuant to this Section 2.10 shall rank such Shareholder Nominees based on the order in which the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the corporation's proxy materials. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 2.10 exceeds the maximum number of Shareholder Nominees provided for in this Section 2.10, the highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of common stock of the corporation each Eligible Shareholder disclosed as owned in its Notice of Proxy Access Nomination. If the maximum number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder has been selected, then the next highest ranking Shareholder Nominee who meets the requirements of this Section 2.10 from each Eligible Shareholder will be selected for inclusion in the corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(c) Required Shares and Minimum Holding Period. In order to make a nomination pursuant to this Section 2.10, an Eligible Shareholder must have owned (as defined below) at least 3% of the corporation's outstanding common stock (the "Required Shares") continuously for at least three years (the "Minimum Holding Period") as of both the date the Notice of Proxy Access Nomination is delivered to the Secretary of the corporation in accordance with this Section 2.10 and the record date for determining the shareholders entitled to receive notice of the annual meeting, and must continue to own the Required Shares through the date of the annual meeting. For purposes of this Section 2.10, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of common stock of the corporation as to which the shareholder possesses both:

(i) the full voting and investment rights pertaining to the shares, and

(ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares,

provided that the number of shares calculated in accordance with the immediately preceding clauses (i) and (ii) shall not include any shares:

(A) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed,

(B) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell, or

(C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the corporation, if, in any such case, such instrument or agreement has, or is intended to have, the purpose or effect of:

(1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or

(2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate.

A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the shareholder has loaned such shares, provided that the person has the power to recall such loaned shared on 3 business days' notice or (ii) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the corporation are "owned" for these purposes shall be determined by the Board or any committee thereof. For purposes of this Section 2.10, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(d) Requirements for a Group.

(i) Whenever the Eligible Shareholder consists of a group of shareholders:

(A) a group of funds under common management and control shall be treated as one shareholder,

(B) each provision in this Section 2.10 that requires the Eligible Shareholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each shareholder that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate their shareholdings in order to meet the 3% ownership requirement of the "Required Shares" definition),

(C) a breach of any obligation, agreement or representation under this Section 2.10 by any member of such group shall be deemed a breach by the Eligible Shareholder, and

(D) the Notice of Proxy Access Nomination must designate one member of the group for purposes of receiving communications, notices and inquiries from the corporation and otherwise authorize such member to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 2.10 (including withdrawal of the nomination).

(ii) Whenever the Eligible Shareholder consists of a group of shareholders aggregating their shareholdings in order to meet the 3% ownership requirement of the "Required Shares" definition in Section 2.10(c) hereof:

(A) such ownership shall be determined by aggregating the lowest number of shares continuously owned by each such shareholder during the Minimum Holding Period, and

(B) the Notice of Proxy Access Nomination must indicate, for each such shareholder, such lowest number of shares continuously owned by such shareholder during the Minimum Holding Period.

(iii) Any group of funds whose shares are aggregated for purposes of constituting an Eligible Shareholder must, within 5 business days after the date of the Notice of Proxy Access Nomination, provide documentation reasonably satisfactory to the corporation that demonstrates that the funds are under common management and investment control. No person may be a member of more than one group of shareholders constituting an Eligible Shareholder with respect to any annual meeting. For the avoidance of doubt, a shareholder may withdraw from a group of shareholders constituting an Eligible Shareholder at any time prior to the annual meeting and if, as a result of such withdrawal, the Eligible Shareholder no longer owns the Required Shares, the nomination shall be disregarded as provided in Section 2.10(j)(ix).

(e) Deadline for Notice of Proxy Access Nomination. Nominations by shareholders pursuant to this Section 2.10, must be made pursuant to timely notice to the Secretary of the corporation in accordance with this Section 2.10. To be timely, a Notice of Proxy Access Nomination must be received by the Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date that the corporation distributed its proxy statement to shareholders for the preceding year's annual meeting. If, however, the date of the annual meeting is more than 30 days before or 60 days after the first anniversary date of the preceding year's annual meeting, the Notice of Proxy Access Nomination shall be timely only if received not less than 90 days and not more than 120 days prior to the annual meeting, or if later, within 10 days after the first public announcement of the date of the annual meeting. In no event shall the adjournment of an annual meeting, or the public announcement of such an adjournment, commence a new time period (or extend any time period) for the giving of a Notice of Proxy Access Nomination pursuant to this Section 2.10.

(f) Requirements for Notice of Proxy Access Nomination. To be in proper form for purposes of this Section 2.10, the Notice of Proxy Access Nomination must include or be accompanied by the following:

(i) the information and representations that would be required to be set forth in a shareholder's notice of a nomination pursuant to Section 2.09(c) (including the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serve as a Director if elected),

(ii) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the Secretary of the corporation, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide one or more written statements from the record holder and such intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date for determining the shareholders entitled to receive notice of the annual meeting, which statements must be provided within five business days after the record date,

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act,

(iv) a representation that the Eligible Shareholder:

(A) will continue to hold the Required Shares through the date of the annual meeting,

(B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent,

(C) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the Shareholder Nominee(s) it is nominating pursuant to this Section 2.10,

(D) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a Director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board,

(E) has not distributed and will not distribute to any shareholder of the corporation any form of proxy for the annual meeting other than the form distributed by the corporation,

(F) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting,

(G) will file with the Securities and Exchange Commission any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act, and

(H) has provided and will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make such information, in light of the circumstances under which it was or will be made or provided, not misleading,

(v) an undertaking that the Eligible Shareholder agrees to:

(A) assume all liability stemming from any legal or regulatory violation arising out of communications with the shareholders of the corporation by the Eligible Shareholder, its affiliates and associates or their respective agents and representatives, either before or after providing a Notice of Proxy Access Nomination pursuant to this Section 2.10, or out of the facts, statements or other information that the Eligible Shareholder or its Shareholder Nominee(s) provided to the corporation in connection with the inclusion of such Shareholder Nominee(s) in the corporation's proxy materials, and

(B) indemnify and hold harmless the corporation and each of its Directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its Directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 2.10, and

(vi) a written representation and agreement from each Shareholder Nominee that such Shareholder Nominee:

(A) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a Director of the corporation, will act or vote on any issue or question that has not been disclosed to the corporation,

(B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Shareholder Nominee that has not been disclosed to the corporation, and is not and will not become a party to any agreement, arrangement or understanding with any person other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director,

(C) has read and will comply with the corporation's code of ethics, corporate governance guidelines, stock ownership guidelines, securities trading policy, information security policy and any other policies or guidelines of the corporation applicable to Directors, and

(D) will make such other acknowledgments, enter into such agreements and provide such information as the Board requires of all Directors, including promptly submitting all completed and signed questionnaires required of the corporation's Directors.

(g) Additional Information that May be Required. In addition to the information required pursuant to Section 2.10(f) or any other provision of these Bylaws, the corporation also may require each Shareholder Nominee to furnish any other information:

(i) that may reasonably be requested by the corporation to determine whether the Shareholder Nominee would be independent under the rules and listing standards of the principal United States securities exchanges upon which the common stock of the corporation is listed or traded, any applicable rules of the Securities and Exchange Commission or any publicly disclosed standards used by the Board in determining and disclosing the independence of the corporation's Directors (collectively, the "Independence Standards"),

(ii) that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such Shareholder Nominee, or

(iii) that may reasonably be required to determine the eligibility of such Shareholder Nominee to serve as a Director of the corporation.

(h) Supporting Statement. The Eligible Shareholder may, at its option, provide to the Secretary of the corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the Shareholder Nominee(s)' candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Shareholder (including any group of shareholders together constituting an Eligible Shareholder) in support of its Shareholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 2.10, the corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it believes would violate any applicable law or regulation.

(i) Eligible Shareholder and Shareholder Nominee Duty to Update. In the event that any information or communications provided by an Eligible Shareholder or a Shareholder Nominee to the corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make such information, in light of the circumstances under which it was made or provided, not misleading, such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of the corporation of any defect in such previously provided information and of the information that is required to correct any such defect. In addition, any person providing any information pursuant to this Section 2.10 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for determining the shareholders entitled to receive notice of the annual meeting and as of the date that is 10 business days prior to such annual meeting or any adjournment or postponement thereof, and such update and supplement (or a written certification that no such updates or supplements are necessary and that the information previously provided remains true and correct as of the applicable date) shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the corporation not later than five business days after the record date for determining the shareholders entitled to receive notice of such annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven business days prior to the date of the annual meeting or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting).

(j) Other Reasons to Exclude Shareholder Nominee. Notwithstanding anything to the contrary contained in this Section 2.10, the corporation shall not be required to include, pursuant to this Section 2.10, a Shareholder Nominee in its proxy materials:

(i) for any meeting of shareholders for which the Secretary of the corporation receives notice that the Eligible Shareholder or any other shareholder intends to nominate one or more persons for election to the Board pursuant to the advance notice requirements for shareholder nominees set forth Section 2.09,

(ii) if such Shareholder Nominee would not be an independent Director under the Independence Standards, as determined by the Board or any committee thereof,

(iii) if such Shareholder Nominee's election as a member of the Board would cause the corporation to be in violation of these Bylaws, the Articles of Incorporation, the rules and listing standards of the principal United States securities exchanges upon which the common stock of the corporation is listed or traded, or any applicable state or federal law, rule or regulation,

(iv) if such Shareholder Nominee is or has been, within the past three years, an officer or Director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914,

(v) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years,

(vi) if such Shareholder Nominee is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(vii) if such Shareholder Nominee or the Eligible Shareholder who nominated such Shareholder Nominee provides any facts, statements or other information to the corporation or its shareholders required or requested pursuant to this Section 2.10 that is not true and correct in all material respects or that omits a material fact necessary to make such information, in light of the circumstances in which it is made or provided, not misleading,

(viii) if such Shareholder Nominee or the Eligible Shareholder who nominated such Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Shareholder Nominee or Eligible Shareholder or fails to comply with its obligations pursuant to this Section 2.10, or

(ix) If either:

(A) a Shareholder Nominee and/or the applicable Eligible Shareholder breaches any of its or their obligations, agreements or representations under this Section 2.10, or

(B) the Shareholder Nominee otherwise becomes ineligible for inclusion in the corporation's proxy materials pursuant to this Section 2.10 or dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a Director of the corporation, in each case under this Section 2.10(j)(ix) as determined by the Board, any committee thereof or the chairman of the annual meeting, then:

(1) the corporation may omit or, to the extent feasible, remove the information concerning such Shareholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its shareholders that such Shareholder Nominee will not be eligible for election at the annual meeting,

(2) the corporation shall not be required to include in its proxy materials for that annual meeting any successor or replacement nominee proposed by the applicable Eligible Shareholder or any other Eligible Shareholder, and

(3) the Board or the chairman of the annual meeting shall declare such nomination to be invalid, such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation and the named proxies will not vote any proxies received from shareholders with respect to such Shareholder Nominee.

In addition, if the Eligible Shareholder (or a representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 2.10, such nomination shall be disregarded as provided in the immediately preceding clause (3).

(k) Resubmission of Shareholder Nominee. Any Shareholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least 25% of the votes cast in favor of such Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 2.10 for the next two annual meetings of Shareholders.

(l) Exclusivity. This Section 2.10 provides the exclusive method for a shareholder to include nominees for election to the Board in the corporation's proxy materials.

Section 2.11. Chairman of the Board

The Board may elect or appoint from its members a Chairman of the Board who shall preside at all meetings of shareholders and of the Board, shall make reports to the Board and shareholders, and shall have such other authority and perform such other duties as the Board may from time to time determine.

OFFICERS

Section 3.01. Number and Designation

The corporation shall have one or more natural persons exercising the functions of the offices of Chief Executive Officer and Chief Financial Officer. The Board and, to the extent permitted by law, the Chief Executive Officer may elect or appoint such other officers or agents as deemed necessary for the operation and management of the corporation, with such powers, rights, duties and responsibilities as may be determined by the Board or the Chief Executive Officer, including, without limitation, a President, one or more Vice Presidents, a Secretary, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any of the offices or functions of those offices may be held by the same person.

Section 3.02. Chief Executive Officer

Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have general active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, and shall perform such other duties as the Board may from time to time determine.

Section 3.03. President

Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall be the President of the corporation. If a person other than the Chief Executive Officer is designated as President, the President shall perform such duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.04. Chief Financial Officer

Unless otherwise determined by the Board of Directors, the Chief Financial Officer shall keep accurate financial records for the corporation, shall render to the Chief Executive Officer and the Board, whenever requested, an account of the financial condition of the corporation, and shall perform such other duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.05. Vice Presidents

Any one or more of the Vice Presidents may be designated by the Board or, to the extent permitted by law, the Chief Executive Officer as an Executive or Senior Vice President, and each Vice President shall have such authority and perform such duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.06. Secretary

Unless otherwise determined by the Board of Directors, the Secretary shall issue notices for all meetings, except as otherwise provided for herein, and the Secretary shall keep minutes of all meetings, have charge of the seal and the corporate books, and make such reports and perform the other duties incident to that office, and shall have such other authority and perform such other duties as the Board or the Chief Executive Officer may from time to time determine.

Section 3.07. Treasurer

The Treasurer shall perform such duties as the Board, the Chief Executive Officer, or the Chief Financial Officer may from time to time determine.

Section 3.08. Term of Office

The officers of the corporation shall hold office until their respective successors are elected or appointed or until their earlier resignation, death or removal. Any officer elected or appointed by the Board may be removed at any time, with or without cause, by the Board or, to the extent permitted by law, by the Chief Executive Officer.

Section 3.09. Vacancies

Vacancies in any office or designation arising from any cause may be filled by the Directors or, to the extent permitted by law, the Chief Executive Officer.

Section 3.10. Delegation; Execution of Instruments

(a) Unless prohibited by the Board, an officer may, without the approval of the Board, delegate some or all of the duties and powers of his or her office to other persons.

(b) All contracts, deeds, mortgages, notes, checks, conveyances, releases of mortgages and other instruments shall be signed on behalf of the corporation by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer, or any Vice President, or by such other person or persons pursuant to delegated authority or as may be designated or authorized from time to time by the Board or by the Chief Executive Officer.

INDEMNIFICATION

Section 4.01. Generally

The corporation shall indemnify its present and former officers, Directors, and committee members for such expenses and liabilities, in such manner, under such circumstances, and to the fullest extent, as required or permitted by Section 302A.521 of the Minnesota Statutes, as amended from time to time, or as required or permitted by other provisions of law.

Section 4.02. Indemnification Committee

There is hereby established an Indemnification Committee. The committee shall have the fullest authority and responsibility available under Section 302A.521 of the Minnesota Statutes, as amended from time to time, with respect to the determination of indemnification of, and the payment or reimbursement of expenses in advance of the final disposition of a proceeding to, persons who are not, and who were not at the time of the relevant acts or omissions, Directors or officers of the corporation or persons possessing directly or indirectly the power to direct or cause the direction of the management or policies of the corporation. The committee shall consist of the Chief Executive Officer; the senior personnel officer; the Chief Financial Officer and the General Counsel. In the event of vacancy in the office of Chief Executive Officer or in the event that officer is not a member of the Board, the Chairman of the Board shall be an ex officio member of the committee. In the event of vacancy in any other position, the Chief Executive Officer shall appoint an interim member of the committee. By reason of their annual election and designation to these offices, said officers shall be deemed to have been annually appointed to the committee. The committee shall report its actions to the Board at least once in each fiscal year. At that time, the Board shall have the opportunity to ratify the existence and constitution of the committee. At all meetings of the committee, the presence of a least two members shall constitute a quorum for the transaction of business, notwithstanding anything to the contrary provided in Section 2.03 or 2.08(c).

SHARES

Section 5.01. Certificated and Uncertificated Shares

(a) The shares of the corporation shall be either certificated shares or uncertificated shares. Each holder of duly issued certificated shares is entitled to a certificate of shares.

(b) The corporation may determine that some or all of any or all classes and series of the shares of the corporation will be uncertificated shares. Any such determination shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation.

Section 5.02. Execution of Share Certificates

The certificates of certificated shares of the corporation shall bear the corporate seal and shall be signed by the Chairman of the Board, the Chief Executive Officer, or the President and by the Secretary or an Assistant Secretary; but when a certificate is signed by a transfer agent or a registrar the signature of any such corporate officer and the corporate seal upon such certificate may be facsimiles engraved or printed.

Section 5.03. Lost, Stolen or Destroyed Share Certificates

In the event of a certificate of shares being lost, stolen, or destroyed, a new certificate of the same tenor and for the same number of shares as the one lost, stolen or destroyed may be issued pursuant to the standards prescribed from time to time by the Board.

MISCELLANEOUS

Section 6.01. Fiscal Year

The fiscal year of the corporation shall commence on whatever date the Sunday shall fall which Sunday immediately follows the Saturday which is nearest to the last day of January in any one year, and such fiscal year shall end on whatever date the Saturday which is nearest to the last day of January in the following year shall fall.

Section 6.02. Amendments

These Bylaws may be altered, amended, added to, or repealed by the affirmative vote of a majority of the members of the Board at any regular meeting of the Board, or at any special meeting of the Board called for that purpose, subject to the power of the shareholders to change or repeal such Bylaws and subject to any other limitations on such authority of the Board provided by the Minnesota Business Corporation Act.